                      U.S. TRUST CORPORATION
          Exhibit 99 - Pro Forma Condensed Financial Statements

     The following unaudited pro forma condensed statement of condition as of June 30, 1995, unaudited pro forma condensed statements of income for the year ended December 31, 1994, the three and six month periods ended June 30, 1995, and unaudited pro forma condensed statement of average balances for the six month period ended June 30, 1995 (collectively, the "Pro Forma Statements"), were prepared to present the estimated effects of the pending Disposition and Merger transaction with The Chase Manhattan Corporation, the related restructuring transactions and the effect of the Services Agreement as if such transactions had occurred for statement of condition purposes as of June 30, 1995 and for statement of income purposes as of January 1, 1994.
     The "Disposition Adjustments" column in each of the Pro Forma Statements includes the reduction in assets and liabilities and the elimination from operations of the revenue and expenses related to the merger of the Chase Acquired Business.
     The "Other Adjustments" column in each of the Pro Forma Statements includes the following:

     the balance sheet impact of the nonrecurring adjustments as set forth in footnote (k) of the Notes to Pro Forma Condensed
     Financial Statements, and

     the ongoing impact on the Corporation's results of operations arising from the nonrecurring adjustments and the Services Agreement including the nonrecurring adjustments that have been incurred during the fourth quarter of 1994 and the first six months of 1995.

     All of the pro forma adjustments are based upon available information and upon certain assumptions that the Corporation believes are appropriate and include only "exit costs" as defined in Emerging Issues Task Force Issue 94-3 ("EITF 94-3") that are directly related to the transaction. The information is not intended to be indicative of the Corporation's actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future.
     The Pro Forma Statements and accompanying notes should be read in conjunction with the historical financial statements and other financial information relating to the Corporation. For financial reporting purposes, New USTC will be a "successor registrant" to the Corporation and, as a result, the historical information set forth in the Pro Forma Statements is the historical information of the Corporation.
     The Distribution will be accounted for by New USTC as if the Corporation had continued in existence, with the carrying amounts of the assets and liabilities being distributed being accounted for in accordance with generally accepted accounting principles at their historical values.

                PRO FORMA CONDENSED STATEMENT OF CONDITION
                              June 30, 1995
                         (Dollars In Thousands)
                              (UNAUDITED)

                                                                      Corporation
                                                      Disposition     Before Other       Other        Corporation
                                       Historical     Adjustments(a)  Adjustments     Adjustments      Pro Forma
                                      ----------     -----------     ------------    -----------     -----------
ASSETS
Cash and Cash Equivalents              $  231,185     $ (97,921)       $  133,264     $(34,320)(b)     $   98,944
Securities and Short-Term Investments   1,231,431      (515,340)          716,091         -               716,091
Net Loans, After Allowance for
  Credit Losses                         1,652,816      (232,317)        1,420,499         -             1,420,499
Other Assets                              273,633       (47,509)          226,124       42,337 (c)        268,461
                                       ----------     ---------        ----------     --------         ----------
Total Assets                           $3,389,065     $(893,087)       $2,495,978     $  8,017         $2,503,995
                                       ==========     =========        ==========     ========         ==========

LIABILITIES
Deposits                               $2,722,840     $(680,893)       $2,041,947     $   -            $2,041,947
Short-Term Borrowings                     210,524      (200,000)           10,524       41,412 (d)         51,936
Accounts Payable and
  Accrued Liabilities                     148,817       (12,194)          136,623       79,628 (e)        216,251
Long-Term Debt                             57,187          -               57,187      (40,753)(f)         16,434
                                       ----------     ---------        ----------     --------         ----------
Total Liabilities                       3,139,368      (893,087)        2,246,281       80,287          2,326,568
                                       ----------     ---------        ----------     --------         ----------

STOCKHOLDERS' EQUITY
Common Stock - $1.00 Par Value             11,764          -               11,764       (2,054)(g)          9,710
Capital Surplus                            79,422          -               79,422      (79,422)(h)
Retained Earnings                         255,350          -              255,350      (77,095)(i)        178,255
Treasury Stock at Cost                    (86,301)         -              (86,301)      86,301 (j)
Loan to ESOP                              (13,434)         -              (13,434)        -               (13,434)
Unrealized Gain (Loss), Net of Taxes,
  on Securities Available for Sale          2,896          -                2,896         -                 2,896
                                       ----------     ---------        ------------   --------         ----------
Total Stockholders' Equity                249,697          -              249,697      (72,270)           177,427
                                       ----------     ---------        ----------     --------         ----------
Total Liabilities and
  Stockholders' Equity                 $3,389,065     $(893,087)       $2,495,978     $  8,017         $2,503,995
                                       ==========     =========        ==========     ========         ==========

CAPITAL RATIOS
As a Percentage of Risk-Adjusted
  Period End Total Assets:
    Tier 1 Capital                         13.08%                                                           9.33%
    Total Capital                          14.32                                                           10.46
Tier 1 Leverage                             6.80                                                            5.12

                PRO FORMA CONDENSED STATEMENT OF INCOME
                      Year Ended December 31, 1994
            (Dollars In Thousands, Except Per Share Amounts)
                              (UNAUDITED)

                                                           Reversal of
                                                           Back Office   Corporation
                                          Disposition      & Corporate   Before Other       Other       Corporation
                             Historical   Adjustments(l)    Staff (m)     Adjustments   Adjustments     Pro Forma(k)
                            -----------   --------------   -----------   ------------   -----------     ------------
Net Interest Income          $  108,112     $ (42,133)       $   -         $ 65,979       $   -            $ 65,979
Provision for Credit Losses       2,000          -               -            2,000           -               2,000
                             ----------     ---------        --------      --------       --------         --------
Net Interest Income After
  Provision for Credit Losses   106,112       (42,133)           -           63,979           -              63,979
Fees                            295,565      (102,704)           -          192,861           -             192,861
Securities Gains (Losses), net  (42,118)         -               -          (42,118)        44,172 (k)        2,054
Other Income                     16,748        (5,447)           -           11,301         (1,966)(n)        9,335
                             ----------     ---------        --------      --------       --------         --------
Total Revenue                   376,307      (150,284)           -          226,023         42,206          268,229
                             ----------     ---------        --------      --------       --------         --------
Operating Expenses
Salaries and Benefits           207,483       (72,798)         24,691       159,376        (31,696)(o)      127,680
Net Occupancy                    40,030       (10,616)          4,659        34,073         (4,763)(o)       29,310
Other                            94,422       (30,190)         17,236        81,468        (18,537)(o,k)     62,931
                             ----------     ---------        --------      --------       --------         --------
Total Operating Expenses        341,935      (113,604)         46,586       274,917        (54,996)         219,921
                             ----------     ---------        --------      --------       --------         --------
Income Before Income Tax
  Expense                        34,372       (36,680)        (46,586)      (48,894)        97,202           48,308
Income Tax Expense
  (Benefit) (p)                  13,405       (16,506)        (20,964)      (24,065)        43,291           19,226
                             ----------     ---------        --------      --------       --------         --------
Net Income                   $   20,967     $ (20,174)       $(25,622)     $(24,829)      $ 53,911         $ 29,082
                             ==========     =========        ========      ========       ========         ========

Net Income Per Share: (q)
  Fully Diluted              $    2.12                                                                   $     2.83
                             =========                                                                   ==========

Average Shares Outstanding:
  Fully Diluted              10,019,592                                                                  10,400,000
                             ==========                                                                  ==========

                PRO FORMA CONDENSED STATEMENT OF INCOME
                   Three Months Ended June 30, 1995
            (Dollars In Thousands, Except Per Share Amounts)
                              (UNAUDITED)

                                                          Reversal of
                                                          Back Office   Corporation
                                          Disposition     & Corporate   Before Other       Other       Corporation
                             Historical   Adjustments(l)   Staff(m)      Adjustments   Adjustments    Pro Forma(k,t)
                             ----------   -------------   -----------   ------------   -----------    --------------
Net Interest Income          $   25,152     $  (7,873)       $   -         $ 17,279       $   -            $ 17,279
Provision for Credit Losses         400          -               -              400           -                 400
                             ----------     ---------        --------      --------       --------          --------
Net Interest Income After
  Provision for Credit Losses    24,752        (7,873)           -           16,879           -              16,879
Fees                             77,162       (24,468)           -           52,694           -              52,694
Other Income                      1,302        (1,704)           -             (402)         1,691 (n,k)      1,289
                              ---------     ---------        --------      --------       --------         --------
Total Revenue                   103,216       (34,045)           -           69,171          1,691           70,862
                             ----------     ---------        --------      --------       --------         --------
Operating Expenses
Salaries and Benefits            55,105       (17,456)          5,425        43,074        (10,829)(o,k)     32,245
Net Occupancy                    10,285        (2,674)            958         8,569           (717)(o)        7,852
Other                            28,881        (7,366)          4,150        25,665         (9,018)(o,k)     16,647
                             ----------     ---------        --------      --------       --------         --------
Total Operating Expenses         94,271       (27,496)         10,533        77,308        (20,564)          98,220
                             ----------     ---------        --------      --------       --------         --------
Income Before Income Tax
  Expense                         8,945        (6,549)        (10,533)       (8,137)        22,255           14,118
Income Tax Expense
  (Benefit) (p)                   3,578        (2,947)         (4,739)       (4,108)         9,727            5,619
                             ----------     ---------        --------      --------       --------         --------
Net Income                   $    5,367        (3,602)         (5,794)     $ (4,029)      $ 12,528         $  8,499
                             ==========     =========        ========      ========       ========         ========

Net Income Per Share: (q)
  Fully Diluted              $    0.52                                                                   $     0.83
                             =========                                                                   ==========

Average Shares Outstanding:
  Fully Diluted              10,406,481                                                                  10,600,000
                             ==========                                                                  ==========

                PRO FORMA CONDENSED STATEMENT OF INCOME
                    Six Months Ended June 30, 1995
            (Dollars In Thousands, Except Per Share Amounts)
                              (UNAUDITED)

                                                          Reversal of
                                                          Back Office   Corporation
                                          Disposition     & Corporate   Before Other       Other       Corporation
                             Historical   Adjustments(l)   Staff(m)      Adjustments   Adjustments    Pro Forma(k,t)
                             ----------   -------------   -----------   ------------   -----------    --------------
Net Interest Income          $   53,820     $ (20,179)       $   -         $ 33,641       $   -            $ 33,641
Provision for Credit Losses         800          -               -              800           -                 800
                             ----------     ---------        --------      --------       --------          --------
Net Interest Income After
  Provision for Credit Losses    53,020       (20,179)           -           32,841           -              32,841
Fees                            150,665       (49,526)           -          101,139           -             101,139
Other Income                      3,929        (3,206)           -              723          2,345 (n,k)      3,068
                              ---------     ---------        --------      --------       --------         --------
Total Revenue                   207,614       (72,911)           -          134,703          2,345          137,048
                             ----------     ---------        --------      --------       --------         --------
Operating Expenses
Salaries and Benefits           110,895       (36,204)         11,473        86,164        (20,239)(o,k)     65,925
Net Occupancy                    20,790        (5,377)          1,998        17,411         (1,763)(o)       15,648
Other                            52,604       (15,023)          8,834        46,415        (14,246)(o,k)     32,169
                             ----------     ---------        --------      --------       --------         --------
Total Operating Expenses        184,289       (56,604)         22,305       149,990        (36,248)         113,742
                             ----------     ---------        --------      --------       --------         --------
Income Before Income Tax
  Expense                        23,325       (16,307)        (22,305)      (15,287)        38,593           23,306
Income Tax Expense
  (Benefit) (p)                   9,330        (7,338)        (10,036)       (8,044)        17,320            9,276
                             ----------     ---------        --------      --------       --------         --------
Net Income                   $   13,995        (8,969)        (12,269)     $ (7,243)      $ 21,273         $ 14,030
                             ==========     =========        ========      ========       ========         ========

Net Income Per Share: (q)
  Fully Diluted              $    1.37                                                                   $     1.37
                             =========                                                                   ==========

Average Shares Outstanding:
  Fully Diluted              10,379,439                                                                  10,600,000
                             ==========                                                                  ==========

              PRO FORMA CONDENSED STATEMENT OF AVERAGE BALANCES
                   For the Six Months Ended June 30 1995
                              (In Thousands)
                                (UNAUDITED)


                                                        Disposition         Other           Corporation
                                        Historical      Adjustments      Adjustments(s)     Pro Forma
                                        ----------      -----------      -----------        -----------
ASSETS
Cash and Cash Equivalents               $  300,716      $  (120,945)     $  (32,020)        $  147,751
Securities and Short-Term
  Investments                            1,452,858         (710,000)           -               742,858
Net Loans, After Allowance for
  Credit Losses                          1,333,900             -               -             1,333,900
Other Assets                               458,462         (180,263)(r)      35,089            313,288
                                        ----------      -----------      ----------         ----------

Total Assets                            $3,545,936      $(1,011,208)          3,069         $2,537,797
                                        ----------      -----------      ----------         ----------

LIABILITIES AND STOCKHOLDERS'
  EQUITY
Deposits                                $2,878,052      $  (976,208)     $     -            $1,901,844
Short-Term Borrowings                      228,936             -             41,412            270,348
Accounts Payable and
  Accrued Liabilities                      148,000          (35,000)         78,128            191,128
Long-Term Debt                              58,302                          (40,753)            17,549
                                        ----------      -----------      ----------         ----------

Total Liabilities                       $3,313,290      $(1,011,208)         78,787         $2,380,869
                                        ----------      -----------      ----------         ----------

Stockholders' Equity                       232,646             -            (75,718)           156,928
                                        ----------      -----------      ----------         ----------

Total Liabilities and
  Stockholders' Equity                  $3,545,936      $(1,011,208)          3,069         $2,537,797
                                        ==========      ===========      ==========         ==========

           NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS

     (a) Disposition Adjustments (Pro Forma Condensed Statement of Condition) -- The Disposition Adjustments presented in the Pro Forma Condensed Statement of Condition reflect the disposition of the Chase Acquired Business. The Pro Forma Condensed Statement of Average Balances presents the Corporation's daily average balance sheet for the six month periods ended June 30, 1995 adjusted for the pending Disposition and Merger and Other Adjustments.
     During the six month period ended June 30, 1995, the Chase Acquired Business generated average non-interest bearing deposits of approximately $976 million. Investable Balances, defined as total average non-interest bearing deposits less average cash items in the process of collection and average overdrafts, were approximately $710 million during the six month period ended June 30, 1995.

     (b) Cash and Cash Equivalents -- The $34.3 million adjustment is comprised of the estimated payments of investment banking, legal, accounting, consulting and printing professional fees ($3,400,000 -- determined based upon actual invoices and estimates supplied by the various vendors), the estimated amount of payments necessary to cash-out holders of outstanding stock options ($31,748,000), estimated costs associated with the redemption of long-term debt and other miscellaneous payments ($1,800,000) and the estimated amount of cash to be received from the exercise of certain incentive stock options ($2,628,000).

     (c) Other Assets -- The $42.3 million increase in Other Assets reflects (i) certain tax benefits resulting from the Disposition Adjustments and the Other Adjustments ($58,378,000) and (ii) the write-off of the net book value of premises and equipment and computer software ($14,041,000) related to the termination of various leases and (iii) the write-off of aged receivables ($2,000,000).

     (d) Short-Term Borrowings -- The $41.4 million increase in short-term borrowings reflects the borrowings required to replace accrued interest and long-term debt (see notes (e) and (f)).

     (e) Accounts Payable and Accrued Liabilities -- The $79.6 million increase in accounts payable and accrued liabilities includes estimated severance costs ($32,664,000), the estimated present value (discounted at 8%) of the cost of terminating leases at discontinued locations an the estimated cost of terminating computer hardware leases, software licenses and contracts ($38,402,000), the estimated cost of terminating certain incentive compensation plans ($5,731,000), a settlement and other reserve for Processing Business contingencies ($3,500,000) and an amount to record the reversal in accrued interest payable related to the redemption and satisfaction and discharge of certain issues of long-term debt ($659,000).

     (f) Long-Term Debt -- The $40.8 million reduction in long-term debt reflects the redemption of the Trust Company's 8.5% Capital Notes Due 2001 and the satisfaction and discharge of the Corporation's 8% Notes Due 1996. The cost of redeeming and defeasing this long-term debt is insignificant to the Corporation's pro forma results of operations.

     (g) Common Stock -- The $2.1 million decrease in the
Corporation's Common Stock reflects the retirement of treasury stock ($2,127,000) offset by the aggregate par value amount of the shares to be issued pursuant to the exercise of incentive stock options.

     (h) Capital Surplus -- The $79.4 million adjustment reflects the retirement of treasury stock ($81,977,000) offset, in part, by the amount of cash proceeds in excess of the par value received in connection with the expected exercise of incentive stock options
($2,555,000).

     (i) Retained Earnings -- The $77.1 million adjustment reflects the after-tax impact of the nonrecurring adjustments presented in note
(k) below ($74,898,000) and the amount by which the book value of treasury stock retired exceeds capital surplus ($2,197,000).

     (j) Treasury Stock at Cost -- The adjustment of $86.3 million reflects the retirement of treasury stock.

     (k) The objective of the pro forma financial statements is to provide information concerning the impact of the transaction by showing how it might have affected historical financial statements if the transaction had been consummated as of an earlier date. Accordingly, the analysis begins with the historical financial statements of the Corporation, deletes the Processing Business and reflects other pro forma adjustments, as permitted, to present the pro forma results of the surviving entity.
     Therefore, the Pro Forma Statements of Income for the three and six month periods ended June 30, 1995 and for the year ended December 31, 1994, report net income which does not include material nonrecurring charges and credits and related tax effects, as presented below, which result directly from the Disposition and Merger.
     Corporation Pro Forma net income is computed assuming the transaction was consummated at the beginning of the period presented and includes adjustments which give effect to events that are directly attributable to the transaction and that are expected to have a continuing impact on the Corporation. The Disposition and Merger is expected to occur during the third quarter of 1995.
     The adjustments are related to severance and other termination related costs associated with the elimination of approximately 150 positions, the cost of the disposition of certain facilities, premises and equipment and the termination and modification of certain leases and third party services agreements. The staff reductions are tied to specific expense reduction initiatives including optimizing corporate support staff following the transfer of certain back office functions to Chase.

     Changes related to the announced charges are related principally to changes in Corporate facility plans since the Disposition and Merger announcement and revised estimates of occupancy-related costs, severance expense and equipment disposals associated with the transaction.

                                                          (Millions)
                                                          ----------
Severance and other termination related costs               $ 38.4
Disposition of facilities, premises and
  equipment and termination of leases                         52.4
Other                                                         42.5
                                                            ------
                                                             133.3
Applicable tax benefits                                       58.4
                                                            ------
Total                                                       $ 74.9
                                                            ======

     In addition to the costs enumerated in the preceding table, the Corporation has already incurred (since the announcement of the transaction) and reflected in it historical statements of income for the year ended December 31, 1994 and the six months ended June 30, 1995, the following charges.

                                    Three         Six        Twelve
                                    Months       Months       Months      Cumulative
                                    Ended        Ended        Ended        Restruct-
                                   June 30,     June 30,     Dec. 31,       uring To
                                    1995         1995         1994            Date
(Millions)                         -------      -------      -------      ----------
Portfolio Balancing                 $ 1.0        $ 1.0        $44.2         $ 45.2
Severance and Other Termination
  Related Costs                       2.9          4.0           -             4.0
Disposition of Facilities,
  Premises and Equipment and
  Termination of Leases                -            -            -              -
Other                                 3.5          3.9          6.0            9.9
                                   -------      -------      -------      ----------
                                      7.4          8.9         50.2           59.1
Tax benefit                           3.0          3.6         22.2           25.8
                                   -------      -------      -------      ----------
Total                               $ 4.4        $ 5.3        $28.0         $ 33.3
                                   =======      =======      =======      ==========

     These charges are eliminated in the Other Adjustments columns so that the Corporation Pro Forma results excludes the one-time nonrecurring effect of these charges.
     Of the total $108.2 million of restructuring charges on an after-tax basis, $74.9 million is expected to be accrued or paid by the closing date of the transaction, and $33.3 million has already been incurred in the fourth quarter of 1994 or the first six months of 1995.
     In conjunction with the announcement of the Distribution and the Merger, the Corporation disclosed that it may incur up to $110 million of restructuring charges on an after-tax basis in connection with the Distribution and the Merger. The difference between the $108.2 million and the estimated $110 million represents charges that do not presently meet the definition of "exit costs" as defined by EITF 94-3.
     While the amounts set forth above represent the Corporation's best estimate of the restructuring costs that will be incurred, the ultimate level of such charges will not be precisely determinable until the Closing Date.
     The cost of terminating computer hardware leases takes into consideration the estimated residual value of the equipment when it is returned to the lessor. Such residual values could be severely impacted and the cost of terminating the leases increased if the manufacturer releases upgraded versions of the equipment prior to the lease termination date.
     The payout for stock options is based upon various assumptions, including the Determined Value (as defined under "Effect of Transactions on UST Employees and UST Benefit Plans - Retained Plans" in the Proxy Statement/Prospectus dated February 9, 1995, relating to the Special Meeting of the Corporation's Stockholders held on March 22, 1995 and filed with the Securities and Exchange Commission on February 28, 1995) of the shares of the Corporation's common stock, the number of stock options that are outstanding as of the Closing Date and the average exercise price of such outstanding options. As a result, the actual amount of the cash payment to be made in respect of stock options will not be determinable until the Closing Date.
     In a similar manner, the other exit costs listed above are subject to change based upon events and circumstances that will not be finalized until the consummation of the transaction.
     Pursuant to the Post Closing Covenants Agreement, the Corporation has agreed to maintain a minimum net worth for four years following the Distribution. See "The Distribution -- Terms of the Post Closing Covenants Agreement -- Minimum Net Worth" included in the Proxy Statement/Prospectus dated February 9, 1995, relating to the Special Meeting of the Corporation's Stockholders held on March 22, 1995 and filed with the Securities and Exchange Commission on February 28,
1995). The Corporation believes that New USTC's initial annual dividend will be $1.00 per share. See "Special Factors -- Dividends and Dividend Policy" included in the Proxy Statement/Prospectus dated February 9, 1995, relating to the Special Meeting of the Corporation's Stockholders held on March 22, 1995 and filed with the Securities and Exchange Commission on February 28, 1995).

     (l) Disposition Adjustments (Pro Forma Condensed Statements of Income) -- The Disposition Adjustments reflect the disposition of the Chase Acquired Business pursuant to the Disposition and Merger. The Disposition Adjustments include the revenues and expenses of the Chase Acquired Business as allocated in accordance with the methodologies utilized by the Corporation's internal management reporting system. The amount of net interest income is based upon the average Investable Balances multiplied by an internally calculated interest rate. The rate is based upon the rates earned by the Corporation's long- and short-term securities. The blended rates were 5.43% and 5.73% for the three and six month periods ended June 30, 1995, respectively, and 5.43% for the year ended December 31, 1994.
     Fees and Other Income represent amounts earned by the Chase Acquired Business. In addition, fees earned by the Corporation's asset management business from customers of the Chase Acquired Business are included in Fees and Other Income, which fees are expected to be earned by Chase following the Disposition and Merger. Expenses reflect direct costs incurred and allocations of other costs in accordance with the Corporation's internal management reporting system.

     (m) Back Office and Corporate Staff -- The $46.6 million of back office and corporate staff charges for the year ended December 31, 1994, and $10.5 million and $22.3 million for the three and six month periods ended June 30, 1995, respectively, are derived from the Corporation's internal management accounting system and represent the amounts allocated to the Chase Acquired Business for services provided. Back office support costs include securities processing and custody, check clearance and computer services processing and support services while the corporate staff cost allocations include financial, personnel, legal and general services support functions. Such back office support and corporate staff costs have been added to the expenses of the Corporation Before Other Adjustments because such costs were not eliminated in connection with the disposition of the Chase Acquired Business. The estimated downsizing of the corporate staff and the impact of the Services Agreement are reflected in the Other Adjustments.

     (n) Other Income -- The $2.0 million for the year ended December 31, 1994 and approximately $660,000 and $1.3 million of the total $1.7 million and $2.3 million for the three and six month periods ended June 30, 1995, respectively, reflect the elimination of certain revenues generated from computer processing activities conducted for third parties which will no longer be provided following the Disposition and Merger.






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
     (o) Salaries and Benefits, Net Occupancy and Other Expenses -- Reflects the reduction of personnel (including $2.9 million and $4.0 million of severance charges incurred in the three and six month periods ended June 30, 1995, respectively), net occupancy costs and other expenses, as indicated, resulting from the Disposition and Merger, the downsizing of the Corporation's corporate staff and the Services Agreement.

     (p) Income Taxes -- Income taxes reflected in the Pro Forma Statements of Income are recorded at the statutory Federal tax rate of 35%, adjusted for the impact of state and local taxes and nondeductible items. The resulting effective tax rate for the Corporation was approximately 40% for both periods presented.
     Taxes have been calculated on the "Other Adjustments" in the Pro Forma Statement of Condition at the statutory Federal tax rate of 35%, adjusted for state and local taxes and nondeductible items. The resulting effective tax benefit was approximately 45%. The Corporation anticipates realizing these tax benefits in the periods in which the adjustments are reported in the Corporation's tax returns.

     (q) Pro Forma Net Income Per Share -- Net income per share has been calculated on a basis consistent with the Corporation's past practices and was determined by dividing "Net Income -- Corporation Pro Forma" by the estimated fully diluted average shares outstanding for each period. For the three and six month periods ended June 30, 1995, estimated fully diluted average shares outstanding include the actual average shares outstanding, the assumed exercise of stock options and the dilutive effects of approximately 900,000 phantom shares granted under the Corporation's variable stock award plans.
For the year ended December 31, 1994, estimated fully diluted average shares outstanding include the actual average shares outstanding, the assumed exercise of stock options and the dilutive effects of approximately 800,000 phantom shares. For both periods, dividends paid on phantom shares have been added back to net income on an after-tax basis. For both periods, the primary and fully diluted net income per share amounts are the same.

     (r) For the purposes of determining the Pro Forma Condensed
Statement of Average Balances, the Chase Acquired Business average overdrafts are included in Other Assets.

     (s) For the purposes of determining the Pro Forma Condensed
Statement of Average Balances, all Other Adjustments are assumed to have occurred as of January 1, 1995.

     (t) The following table summarizes the pro forma effects of the Disposition and Merger on net income and net income per share for the six month periods ended June 30, 1995 and June 30, 1994. The methodologies employed in preparing the pro forma results for the six month period ended June 30, 1994 were consistent with the 1995 period.

                                                     June 30,
                                           ---------------------------
                                             1995               1994
(In Thousands, Except Per Share Amounts)   --------           --------
Net Income                                 $13,995            $23,568
Net Effect of Disposition and Merger
  and Restructuring Charges                     35             (9,189)
                                           --------           --------
Pro Forma Net Income                       $14,030            $14,379
                                           ========           ========

Per Common Share:
  Net Income                               $ 1.37             $ 2.38
  Net Effect of Disposition and Merger        -                (0.98)
                                           --------           --------
  Pro Forma Net Income                     $ 1.37             $ 1.40
                                           ========           ========

     Net income for the first half of 1994, includes $2.0 million of net securities gains from the sale of U.S. Government Treasury obligations. Net securities losses were approximately $844,000 for the first half of 1995. Net income for the first half of 1994 also includes a $3.7 million reduction in operating expense primarily due to the termination of certain lease commitments. Considering both of these items, normalized pro forma net income and net income per share for the first six months of 1994 was $11.0 million and $1.10 per share, respectively.



















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